(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 0-22056

CUSIP NUMBER 781748AC2

For Period Ended: 9/30/2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rural/Metro Corporation
Full Name of Registrant

Former Name if Applicable

9221 E. Via de Ventura Scottsdale, AZ 85258
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rural/Metro Corporation (the "Company") filed a Current Report on Form 8-K (the "Original Form 8-K") with the Securities and Exchange Commission ("SEC") on October 28, 2005 that contained the Company's Consolidated Financial Statements for fiscal 2005. Subsequent to filing the Original Form 8-K, management determined that certain guarantor subsidiaries were incorrectly classified as non-guarantor subsidiaries in the condensed consolidating financial information contained therein. Additionally, management determined that the equity in earnings of certain subsidiaries was not properly reflected in the condensed consolidating financial information relating to Rural/Metro Corporation, as the parent company, or Rural/Metro Operating Company, LLC, a wholly-owned subsidiary of the Company. While these errors impacted the condensed consolidating financial information included in Note 10 to the Consolidated Financial Statements contained in the Original Form 8-K, there was no impact on the amounts reported for the Company on a consolidated basis. As a result of these errors, management has determined that the Company's condensed consolidating financial information contained in the Original Form 8-K must be restated. This condensed consolidating financial information is in the process of being restated and will be contained in a Current Report on Form 8-K/A, which the Company intends to file with the SEC prior to the release of the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2005 (the "Form 10-Q"). Due to the amount of time and effort required to complete the restatement of the condensed consolidating financial information, the Company is unable to file the Form 10-Q with the SEC by the filing date of November 9, 2005 without unreasonable effort or expense. In connection with the restatement of the condensed consolidating financial information, management has determined that as of September 30, 2005, the Company did not maintain effective control over the completeness and accuracy of its condensed consolidating financial information, including the identification of its guarantor subsidiaries. This control deficiency makes it necessary to restate Note 10 of the Consolidated Financial Statements for fiscal 2005 included in the Original Form 8-K. In addition, this control deficiency could result in a misstatement to the condensed consolidating financial information that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management has concluded that this control deficiency constitutes a material weakness in internal control over financial reporting. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements, including the related disclosures, will not be prevented or detected. Management has implemented additional controls and procedures relating to the preparation of the condensed consolidating financial information which it believes will remediate the material weakness described above.

SEC 1344 (03-05)
Persons who are to respond to the collection of information contained in
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael S. Zarriello	480-606-3886
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Rural/Metro Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	11/09/2005	By	/s/ Michael S. Zarriello
Michael S. Zarriello Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).